15025547

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 09 2015
Washington DC 404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52214

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J.K. Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

149 Cross Rail Lane, Suite 102
(No. and Street)

Norco	CA	92860
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joseph J. Zheng 714-704-1818
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

11300 W. Olympic Blvd., #875	Los Angeles	CA	90064
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Joseph J. Zheng, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.K. Financial Services, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature 2/27/15

President
Title

Pl see Attached Certificate
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT CIVIL CODE § 1189

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)
County of Riverside)

On 02/27/15 before me, Rekha Tandon, Notary Public
Date Here Insert Name and Title of the Officer

personally appeared Joe Zheng
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

REKHA TANDON
Commission # 1948313
Notary Public - California
Riverside County
My Comm. Expires Sep 11, 2015

Signature Rekha Tandon
Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document
Title or Type of Document: Oath or Affirmation Document Date: 02/27/15
Number of Pages: 1 of 1 Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ______
Signer Is Representing: ______

Signer's Name: ______
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ______
Signer Is Representing: ______

Table of Contents

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
PCAOB Registered # 3346
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

Report of Independent Registered Public Accounting Firm

Auditor's Standard Report

To the Board of Directors and Shareholders
of J.K. Financial Services, Inc.

I have audited the accompanying statement of financial condition of J.K. Financial Services, Inc. as of December 31, 2014 and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of J.K. Financial Services, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J.K. Financial Services, Inc. as of December 31, 2014 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information for the year ended December 31, 2014 (Computation of Net Capital Under Rule 15c3-1, Computation of Determination of Reserve Requirements Under Rule 15c3-3, and Information for Possession or Control Requirements Under Rule 15c3-3.) has been subjected to audit procedures performed in conjunction with the audit of J.K. Financial Services, Inc.'s financial statements. The supplemental information is the responsibility of J.K. Financial Services, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on supplemental information, I evaluated whether the supplemental information, including the form and content is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

To the Board of Directors and Shareholders
of J.K. Financial Services, Inc.

This opinion is intended solely for the information and use of the board of members, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, CA

February 27, 2015

J K Financial Services, Inc.
Statement of Financial Condition
December 31, 2014

Assets

Cash	$ 76,178
Clearing broker deposit	51,587
Account Receivable	11,106
Loan receivable	
Investments	156,182
Furniture and equipment, at cost, net of accumulated depreciation of $43,969	22,189
Total Assets	**$ 317,243**

Liabilities and Stockholders' Equity

Liabilities	
Accounts payable and accrued expenses	11,975
Total Liabilities	11,975
Stockholders' Equity	
Common stock, $.00 par value, 200,000 shares authorized; 115,000 shares outstanding 115,000	115,000
Distribution	(30,000)
Retained earnings	220,268
Total Stockholders' Equity	305,268
Total Liabilities and Stockholders' Equity	**$ 317,243**

J K Financial Services, Inc.
Statement of Income
For the Year Ended December 31, 2014

Revenue	
Commission	168,288
Interest Income	35
Other Income	117,668
Total Revenue	$ 285,991
Expense	
Automobile Expense	17,419
Bank Service Charges	79
CommissionPayout	90,058
Depreciation Expense	3,389
Information data	2,855
Insurance	9,903
Licenses and Permits	3,803
Office Expense	6,838
Office Supplies	3,091
Postage and Delivery	282
Professional Fees	12,082
Recruiting	4,740
Rent	11,940
Repairs	3,458
Telephone	2,300
Travel & Ent	9,245
Utilities	330
Total Operating Expenses	181,813
Income Before Tax Provision	104,178
Income Tax Provision	800
Net Income	**$ 103,378**

J K Financial Services, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2014

	Common Stock	Distribution	RE	Total
Balance, Dec. 31, 2013	$115,000		$116,890	$231,890
Distribution		(30,000)		(30,000)
Net Income			103,378	103,378
Balance, Dec. 31, 2014	$115,000	$(30,000)	$220,268	$305,268

J K Financial Services, Inc.
Statement of Changes in Financial Condition
For the Year Ended December 31, 2014

OPERATING ACTIVITIES	
Net Income	103,378
Adjustments to reconcile Net Income to net cash provided by operations:	
Depreciation	3,389
Accts Receivable	-4,449
Accts Payable	1,324
Net cash provided by Operating Activities	103,642
INVESTING ACTIVITIES	
Office Equiptment	-6,287
JKFS Invest Account	-29,805
Loan Receivable	17,000
Net cash provided by Investing Activities	-19,092
FINANCING ACTIVITIES	
Distribution	-30,000
Net cash provided by Financing Activities	-30,000
Net cash increase for period	54,550
Cash at beginning of period	21,628
Cash at end of period	**76,178**

Note 1 - Organization and Nature of Business

J K Financial Services, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a California Corporation that incorporated on October 20, 1999.

Note 2 - Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Broker or dealer retailing corporate equity securities over-the-counter
- Broker or dealer selling corporate debt securities
- Mutual fund retailer
- U.S. government securities broker
- Municipal securities broker
- Broker or dealer selling variable life insurance or annuities
- Put and call broker or dealer or option writer
- Non-exchange member arranging for transactions in listed securities by exchange member

k 2 ii exemption

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned - Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Provision for Income Taxes - The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code and comparable State of California statutes wherein the Company's taxable federal and state income is taxed directly to the shareholder. Additionally, the state of California imposes a 1-1/2% state franchise tax on the corporation's taxable income.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2011 to the present, generally for three years after they are filed.

Depreciation and Amortization - Depreciation is provided on a straight-line basis using estimated useful lives of three to seven years. Start-up expenditures are amortized over five years.

Statement of Changes in Financial Condition - The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or a liability the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

• Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2014.

Fair Value Measurements on a Recurring Basis As of December 31, 2014

	Level 1	Level 2	Level 3	Total
Assets				
Cash	$27,186	$	$	$ 27,186
Clearing deposits	51,587			51,587
Investments – cash	23,428			23,428
Securities –Apple Inc		102,949		102,949
Total	$102,201	$ 102,949	$ -	$205,150

Note 4 – Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2014, consist of the following:

	Receivable	Payable
Fees and commissions receivable/payable	$10,288	$11,975

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

Note 5 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company had net capital of $229,736 which was $224,604 in excess of its required net capital of $5,000. The Company's net capital ratio was .02 to 1.

Note 6 - Income Taxes

As discussed in Note 2 - Significant Accounting Policies the company is subject to a 1.5% tax on net income over the minimum tax of $800. At December 31, 2014, the Company recorded the minimum franchise tax of $800.

Note 7 - Exemption from the SEC Rule 15c3-3

Broker Dealer is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Note 8 - Clearing Broker Deposit

The Company has an agreement with a clearing broker which requires a minimum deposit of $50,000. The clearing broker deposit at December 31, 2014 was $51,587.

Note 9 - SIPC Supplementary Report Requirement

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a- 5(e) (4) for fiscal year ending December 31, 2014 because the Company's SIPC Net Operating Revenues are under $500,000.

Note 10 - Operating Lease Commitments

The Company rents office space under a lease agreement expiring in February 28, 2015.

Minimum future lease commitments are as follows: December 31, 2014 $11,940 December 31, 2015 1,990 Total $13,930 Rent expense for the year ended December 31, 2014 was $11,940.

Note 11 - Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2013 through February 27, 2015, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would required disclosure.

J K Financial Services, Inc.

Computation of Net Capital Requirements Pursuant

To Rule 15c3-1 December 31, 2014

Computation of Net Capital	
Total ownership equity from statement of financial condition	$ 305,268
Furniture and equipment, net	(22,189)
Commissions receivable - non allowable portion	(11,106)
Loan receivable	
Haircut	(42,237)
Net Capital	$ 229,736
Computation of Net Capital Requirements	
Minimum net aggregate indebtedness –	
6.67% of net aggregate indebtedness	799
Minimum dollar net capital required	5,000
Net Capital required (greater of above amounts)	5,000
Excess Capital	$ 224,736
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 228,538
Computation of Aggregate Indebtedness Total liabilities	11,975
Aggregate indebtedness to net capital	0.02

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per Company's Computation	$ 274,841
Haircut	(42,237)
Other adjustments	(2868)
Net Capital per Audit	$ 229,736

J K Financial Services, Inc.

Schedule II – Computation for Determination of Reserve

Requirements Pursuant to Rule 15c3-3

As of December 31, 2014

A computation of reserve requirement is not applicable to Broker Dealer as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

J K Financial Services, Inc.
Schedule III – Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2014

Information relating to possession or control requirements is not applicable to Broker Dealer as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

J.K. Financial Services, Inc.
149 Cross Rail Lane, Suite 102
Norco, CA 92860

Exemption Request Form

December 16, 2014

Joseph Yafeh, CPA
11300 W. Olympic Blvd, Suite 875
Los Angeles, CA 90064

Re: SEA Rule 17a-5(d) (4) Exemption Report

Dear Mr. Yafeh:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

J K Financial Services, Inc met the Section 240.15c3-3(k)(2)(ii) exemption for the period June 1, 2014 through December 31, 2014.

Sincerely,

Joe Zheng
President

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
PCAOB Registered # 3346
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

Report of Independent Registered Public Accounting Firm

Exemption Report Review

To the Board of Directors and Shareholders of
J.K. Financial Services, Inc.

I have reviewed management's statements, included in the accompanying Exemption Report Review, in which (1) J.K. Financial Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which J.K. Financial Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) J.K. Financial Services, Inc. stated that J.K. Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. J.K. Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about J.K. Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Joseph Yafeh, CPA

Los Angeles, CA

February 27, 2015